File No. 82-5215

松井証券
Matsui Securities Co., Ltd.

September 4, 2007

SUPPL

07026621

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Com[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Convocation of the 91th Ordinary General Meeting of Shareholders
2. Notice of Resolutions of the 91th Ordinary General Meeting of Shareholders

If you have any further questions or requests for additional information please do not hesitate to contact Kumiko HAYASHI at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or k-hayashi@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By ____________________
Name: Shinichi UZAWA
Title: Chief Financial Officer

PROCESSED
SEP 2 1 2007
THOMSON FINANCIAL

dlw 9/18

(Summary translation)

June 7, 2007

To: Shareholders

President and Chief Executive Officer
Michio Matsui
Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku,
Tokyo, Japan

Notice of Convocation of the 91th Ordinary General Meeting of Shareholders

You are hereby notified that the 91th Ordinary General meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to attend the meeting.

If you are unable to attend the meeting in person on the day of the meeting, we would appreciate your reviewing the reference materials enclosed herewith and sending us by return mail the enclosed proxy card or by the internet indicating your approval or disapproval of the Agenda by no later than June 22, 2007 5:30 pm.

Description

1. Date and Time:
   12:00 am. on Sunday, June 24, 2007

2. Place:
   Palace Hotel 2F, Rose Room,
   1-1-1, Marunouchi, Chiyoda-ku, Tokyo, Japan

3. Matters constituting the objects:

   Matters to be reported:

   1. Report on the business, the consolidated financial statements for the 91th fiscal year (from April 1, 2006 through March 31, 2007) and the audit report of the independent accountants and the audit committee on the consolidated financial statements.
   2. Report on the non-consolidated financial statements for the 91th fiscal year (from April 1, 2006 through March 31, 2007).

   Matters to be resolved:

   Agendum No.1: Appropriation of the Capital Surplus and the Earned Surplus
   Agendum No.2: Amendments to the Articles of Incorporation
   Agendum No.3: Election of 8 Directors
   Agendum No.4: Election of 2 Auditors
   Agendum No.5: Election of 1 Substitute Auditor
   Agendum No.6: Election of an Accounting Auditor

File No. 82-5215

(Summary Translation)

June 24, 2007

To: Shareholders

President and Chief Executive Officer
Michio Matsui
Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku,
Tokyo, Japan

Notice of Resolutions of the 91th Ordinary General Meeting of Shareholders

You are hereby notified that the following matters were reported or resolved at the 91th Ordinary General Meeting of Shareholders held today.

Description

Reported Matters:

1. Report on the business, the consolidated financial statements for the 91th fiscal year (from April 1, 2006 through March 31, 2007) and the audit report of the independent accountants and the audit committee on the consolidated financial statements.
2. Report on the non-consolidated financial statements for the 91th fiscal year (from April 1, 2006 through March 31, 2007).

Resolved Matters:

Agendum No. 1: Appropriation of the Capital Surplus and the Earned Surplus

This proposal was resolved as originally submitted.

Agendum No. 2: Amendments to the Articles of Incorporation

This proposal was resolved as originally submitted.

Agendum No. 3: Election of 8 Directors

This proposal was resolved as originally submitted.

Mr. Michio Matsui, Mr. Ayumi Sato, Mr. Toshimasa Sekine, Mr. Takashi Moribe, Mr. Akihiro Ichimura, Mr. Kunihiko Sato, Mr. Akira Warita and Mr. Shinichi Uzawa were re-elected to be directors.

Agendum No. 4: Election of 2 Auditors

This proposal was resolved as originally submitted.

Mr. Norio Igarashi and Mr. Toshihiro Takagi were newly elected to be auditors.

Agendum No. 5: Election of 1 Substitute Auditor

This proposal was resolved as originally submitted.

Agendum No. 6: Election of an Accounting Auditor

This proposal was resolved as originally submitted.

PricewaterhouseCoopers Aarata was newly elected to be an auditor.

END